March 24, 2006

VIA EDGAR (with hard copy via courier)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Donald C. Hunt
Peggy Fisher

Re:	ASAT Holdings Limited
Registration Statement on Form F-1
Filed January 27, 2006
File No. 333-131331

Dear Mr. Hunt and Ms. Fisher:

On behalf of ASAT Holdings Limited (“ASAT”), we are responding to the comments in your letter dated February 22, 2006 and are concurrently filing, via EDGAR, Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-131331) (the “Registration Statement”). Courtesy copies of Amendment No. 1 (marked to show changed made to the Registration Statement filed on January 27, 2006) are also being provided to Ms. Fisher.

In this letter, we have repeated the Staff’s comments in italicized, bold type before ASAT’s response.

General

1.	We note your press release dated October 31, 2005, which is available on your web site at http://www.asat.com/news/pressreleases05.php, announcing the closing of a private placement and referencing your plans to engage in this registered rights offering. Tell us how this press release is consistent with Section 5 of the Securities Act.

ASAT respectfully submits to the Staff that the press release is consistent with Section 5 of the Securities Act. When ASAT entered into the Securities Purchase Agreement for its private financing in July 2005, one of ASAT’s covenants in that agreement was to undertake the rights offering. The Securities Purchase Agreement was filed as an exhibit to ASAT’s Annual Report on 20-F filed August 2, 2005 and therefore was publicly available at the time of the press release. ASAT believes that disclosure of the rights offering in the press release was important to an investor’s understanding of the transactions evidenced by the Securities Purchase Agreement and Purchase Money Loan Agreement with ASAT’s major shareholders that were the subject of the press release.

By providing the information in the press release about the rights offering, ASAT was not intending to make an offering of securities but rather disclosing information that was already publicly available. This intent is evidenced by the sentence in the press release to the effect that ASAT would file a registration statement with the Securities and Exchange Commission prior to undertaking the rights offering. Further, the press release did not specify any details of an offering, such as the terms, timing and duration. Finally, approximately three months elapsed between the time of the press release and the filing of the F-1 for the rights offering, and additional time will pass before the rights offering is actually undertaken.

2.	Please confirm that you meet the eligibility requirements for incorporation by reference set forth in General Instruction VI to Form F-l. We note, for example, that you checked the box on your Form 20-F indicating you had not filed all reports “required to be filed by Section 13 or 15(d). . . during the preceding 12 months. . . .”

ASAT confirms that it meets the eligibility requirements for incorporation by reference set forth in General Instruction VI to Form F-1. ASAT had checked the box referred to in above on its Form 20-F because it filed its Form 20-F late. Upon that filing it had filed all reports required to be filed by Section 13 or 15(d) during the preceding 12 months.

Form F-1 Cover Page

3.	If the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415, please check the appropriate box on this page and add the appropriate undertakings to Part II of the registration statement.

The registration statement has been revised in response to the Staff’s comment.

Questions and Answers About the Rights Offering, page iii

4.	Expand to address the approximate number of security holders you have and the number that will not be able to participate due to the minimum equity ownership amount (1,850 ordinary shares or 370 ADSs). Explain the purpose for this minimum.

ASAT has revised the disclosure on page iii in response to the Staff’s comment. The rights offering is being made on a pro rata basis, to the extent practicable, to holders of ASAT’s ordinary shares or ADSs that did not participate in the private financing. Since a unit consists of one Series A Preferred Share, the purpose for this minimum is to avoid the issuance of fractional shares.

Why are you engaging in a rights offering?, page iii

5.	If you have reasons for engaging in the rights offering other than your stated “primary” purpose, please disclose them.

ASAT has revised the disclosure on page iv in response to the Staff’s comment.

6.	We note that this offering will allow holders to “restore a portion, although not all, of their proportionate interest. . . .” Expand to quantify.

ASAT has revised the disclosure on page iv in response to the Staff’s comment.

How were the subscription price for the units . . ., page iv

7.	In a separate Q&A, compare and quantify the arrangement fees and other benefits the private investors received compared to investors in this offering.

ASAT has revised the disclosure on page iv in response to the Staff’s comment.

If I am a holder with a foreign address . . ., page v

8.	Revise your disclosure to identify the jurisdictions in which you believe distributing rights would be deemed unlawful. Also disclose the number of shares held in those jurisdictions. Tell us whether your decision not to distribute rights to shareholders in these jurisdictions was considered when you calculated the maximum number of units to register in this offering.

ASAT has revised the disclosure on page vi in response to the Staff’s comment. ASAT respectfully submits to the Staff that it cannot identify the particular jurisdictions where it believes that the distribution of rights would be unlawful as it would require ASAT to engage counsel in numerous non-U.S. jurisdictions and would be cost prohibitive. ASAT did consider the holders in these jurisdictions in calculating the maximum number of units registered for the offering as such holders may participate in the offering if they provide satisfactory evidence to ASAT that the distribution and exercise of rights is lawful in such jurisdictions.

Will I be charged a sales commission or a fee . . .?, page v

9.	Disclose the fee under the deposit agreement that the depositary may charge ADS holders to convert units received in the rights offering into ADSs. For example, if the deposit agreement permits the depositary to charge a fee of $5.00 per 100 ADSs, and, under the rights offering, an ADS holder is entitled to receive 1 unit for every 370 ADSs owned, then it appears that the depositary may charge $18.50 to convert each unit received in the rights offering into ADSs.

ASAT has revised the disclosure on page vi in response to the Staff’s comment.

What is the Board of Directors’ recommendation . . ., page vi

10.	Please disclose the aggregate percentage of your outstanding ordinary shares beneficially owned by your officers and directors, and quantify the approximate number of ordinary shares that would be sold to these parties, assuming all rights are exercised and securities converted into your ordinary shares.

ASAT has revised the disclosure on page vi in response to the Staff’s comment. ASAT respectfully notes to the Staff that, with the exception of Mr. Tung Lok Li who has waived his right to participate in the rights offering, ASAT is not aware of the beneficial ownership of any of the officers or directors of ASAT in excess of 1% of the outstanding securities of ASAT. Mr. Li, who owns 1,448,000 ordinary shares, has stated in his most recently filed amendment to his statement on Schedule 13D that he may also be deemed to have voting or investment power over securities of ASAT held by QPL International Holdings Limited and its subsidiaries. None of our officers or directors will be able to purchase securities of ASAT in the rights offering.

After I exercise my rights, can I change my mind and cancel my purchase?, page vii

11.	We note your disclosure on page 52 regarding your ability to amend or modify the terms of the rights offering. Please disclose here and elsewhere in the prospectus, as appropriate, whether rights holders who have exercised prior to your amendment of the offering terms may subsequently revoke their exercise.

ASAT has revised the disclosure on pages viii, 32, 52 and 57 in response to the Staff’s comment.

What are the Series A Preferred Shares?, page vii

12.	Include in your summary disclosure regarding limits on the transferability of the Series A Preferred Stock.

ASAT has revised the disclosure on page ix in response to the Staff’s comment.

What happens if the rights offering is not fully subscribed?, page vii

13.	Please expand your disclosure to explain more fully how you would distribute unexercised rights. For instance, indicate whether unexercised rights would be offered pro-rata to holders who exercised their initial rights, whether you would have one or multiple rounds of subsequent offers with subsequent subscription periods, etc.

ASAT has revised the disclosure on page viii in response to the Staff’s comment.

The Rights Offering, page 6

Terms of the Series A Preferred Shares, page 8

Dividends, page 8

14.	Summarize the limitations on your ability to pay dividends pursuant to the terms of your debt instruments.

ASAT has revised the disclosure on pages 8 and 9 in response to the Staff’s comment.

Risk Factors, page 9

The financing commitments under our purchase money loan agreement. . ., page 13

15.	Regarding the second tranche of funding under the purchase money loan facility, disclose those conditions that you believe are outside of your control.

ASAT has revised the disclosure on page 13 in response to the Staff’s comment.

We rely on the development and perfection of ownership interests . . ., page 24

16.	Disclose that China does not protect a company’s intellectual property to the same extent as does the United States.

ASAT has revised the disclosure on page 24 in response to the Staff’s comment.

Judgments against us maybe difficult or impossible to enforce. . ., page 35

17.	Disclose that any judgments obtained in the U.S. against you, including judgments predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the U.S.

ASAT has revised the disclosure on page 35 in response to the Staff’s comment.

Use of Proceeds, page 38

18.	Please reconcile your disclosure here and on page 6 with your disclosure on page 36. Disclose the amount of proceeds (at each level of exercise identified in the table) that you plan to use for the repayment of debt and provide the disclosure required by Item 3.C.4. of Form 20-F.

ASAT has revised the disclosure on page 36 in response to the Staff’s comment to make the disclosure consistent with page 6.

Expiration of the Rights Offering. Extensions and Amendments, page 52

19.	We note your statement that you may extend duration of the rights offering. Please revise here and elsewhere in your prospectus where similar disclosure appears to include the latest date to which the offering may be extended.

ASAT has revised the disclosure on pages iii, 6, 32 and 52 in response to the Staff’s comment.

Conditions to this Rights Offering, page 52

20.	Please revise your disclosure to provide the approximate length of time it will take for funds to be returned to subscribing shareholders if the offering is canceled and how you would notify rights holders of a cancellation.

ASAT has revised the disclosure on page 52 in response to the Staff’s comment.

Tax Considerations, page 68

21.	Please file a tax opinion as an exhibit, as required by Item 601 (b)(8) of Regulation S-K, and expand this section to identify counsel and make clear that the discussion constitutes counsel’s opinion as to the material federal income tax consequences. The discussion should also address any federal income tax consequences that result from the receipt of the rights. We may have further comments once the disclosure is revised to clearly explain the material federal income tax consequences, and compliance is made with this comment.

ASAT notes that the tax opinion called for by Item 601(b)(8) of Regulation S-K applies only to filings on Form S-11 under the Securities Act or those to which Securities Act Industry Guide 5 apply or where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. ASAT respectfully notes that the Registration Statement has not been made on a Form S-11 or on a filing to which Securities Industry Guide 5 would apply. Furthermore, ASAT respectfully notes that the tax consequences of the rights offering would not differ materially from the tax consequences to an investor in other equity offerings and that the tax considerations for the rights offering are addressed in the section of the Registration Statement entitled “Tax Considerations.” As the tax considerations are similar to other equity offerings, ASAT respectfully submits that a tax opinion is not required in the context of this rights offering.

Exhibits

22.	We may have further comment after you file the legal opinions and other documents to be filed as amendment.

ASAT respectfully acknowledges the Staff’s comment.

We are grateful for your assistance with this matter. Please address any comments or questions you may have with respect to the foregoing to Andrew D. Hoffman, Esq. at (650) 849-3240 or to the undersigned at (650) 324-4129.

Best regards,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

Kathleen D. Rothman

cc:	Robert J. Gange
Kevin Kong
John A. Fore, Esq.